UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
20549 WASHINGTON, D.C.

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From              to

Commission File No. 001-32269

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Extra Space Management, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 300
Salt Lake City, Utah 84121

Extra Space Management, Inc. 401(k) Plan
Financial Statements and Supplemental Schedules
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators
Extra Space Management, Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in assets available for benefits for the year ended December 31, 2025, and the related notes to financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2023.

Tanner LLP
Salt Lake City, Utah
June 18, 2026

Extra Space Management, Inc. 401(k) Plan
Statements of Assets Available for Benefits

	December 31,
	2025	2024
Assets

Investments, at fair value:
Common collective trusts	$7,173,057	$6,793,853
Mutual funds	190,613,652	148,833,883
Brokerage account holdings	1,931,310	1,483,376
Extra Space Storage Inc. common stock	6,529,194	7,405,810

Total investments	206,247,213	164,516,922

Receivables:
Notes receivable from participants	4,819,519	3,895,505

Total receivables	4,819,519	3,895,505

Total assets available for benefits	$211,066,732	$168,412,427

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan
Statement of Changes in
Assets Available for Benefits

For the Year Ended
December 31, 2025
Additions:
Investment income:
Net appreciation in fair value of investments	$19,430,900

Interest and dividends	7,309,636

Total investment income, net	26,740,536

Interest income from notes receivable from participants	354,964

Contributions:
Participants	19,660,848
Sponsor	8,975,093
Rollover	3,948,319

Total contributions	32,584,260

Total additions	59,679,760

Deductions:
Benefits paid to participants	16,586,631
Administrative expenses	438,824

Total deductions	17,025,455

Increase in assets available for benefits	42,654,305

Assets available for benefits:
Beginning of the year	168,412,427

End of the year	$211,066,732

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements

1.DESCRIPTION OF PLAN

The following description of the Extra Space Management, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, adoption agreement, and summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a qualified 401(k) defined contribution plan, covering all employees of Extra Space Management, Inc. (“Sponsor”) who have reached age 18. Employees are eligible after 3 months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Extra Space Storage Inc. (the “Company”) appoints a committee to administer the Plan (the “Plan Administrative Committee”). As of December 31, 2025, the Plan Administrative Committee was comprised of three members of management, with Fidelity Management Trust Company (“Fidelity” or “Trustee”) acting as Trustee.

Contributions

Contributions are made to the Plan by both employees and the Sponsor. Employee contributions to the Plan are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period. Participating employees may contribute a percentage of their annual compensation up to 75% of eligible compensation, subject to the limitations of the Internal Revenue Code (IRC). Participants can elect to make Regular 401(k) contributions, which are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan or Roth 401(k) contributions, which are not excluded from the participant’s taxable income for federal income tax purposes, but withdrawals of contributions and earnings thereon at retirement are tax free. The Plan also provides participants who are age 50 or older by the end of the calendar year, and who are making deferral contributions to the Plan, the option to make catch-up contributions, subject to the limitations of the IRC. The Sponsor matches 100% of the first 3% of the participant’s eligible contribution and 50% of the next 2%. The Sponsor, at its discretion, may make an additional matching contribution, not to exceed 4% of the employee’s compensation. Participants direct the investment of their contributions and the Sponsor’s match into various investment options offered by the Plan.

Participants may also contribute to the Plan amounts representing distributions from other qualified plans.

Participant Accounts

Each participant's account is adjusted for the participant’s contributions, the Sponsor’s matching contributions, expenses, and earnings and losses specifically identified with the participant’s investment account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and the Sponsor’s matching contributions.

Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balance. These loans are subject to a repayment period of no more than 5 years, unless the loan is withdrawn for the purchase of a participant’s primary residence, in which case the repayment period may not extend beyond 10 years. Certain loans exceed the 10-year repayment period for participants who came over to the Plan as part of an acquisition, which allowed loans with a longer repayment period. All loans are secured by the balance in the participant’s account, and principal and interest payments are paid ratably by the participant through payroll deductions.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

1.    DESCRIPTION OF PLAN - Continued

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested benefits in his or her account. Under certain circumstances, including financial hardship, participants may withdraw their contributions prior to the occurrence of these events. Vested accounts for terminated employees which do not exceed $7,000 but are greater than $1,000 are automatically rolled over into an individual retirement account. Accounts which are less than $1,000 are automatically distributed in a lump sum.

Forfeitures

As of December 31, 2025 and 2024, there was a balance in the forfeiture account related to unallocated amounts of excess employer contributions totaling $4,676 and $20,410, respectively. These amounts will be used to reduce employer contributions or pay administrative expenses of the Plan. During the year ended December 31, 2025, excess contributions totaled $14,898, and the remaining undistributed participant contribution amounts as of December 31, 2025 will be distributed to the participants in 2026.

Administrative Expenses

The Sponsor pays all administrative expenses of the Plan, except for loan processing fees, record keeping fees and the fees associated with additional participant services provided by Global Retirement Partners, LLC (“Advisor”). The fees associated with loan processing, record keeping and additional services by the Advisor are paid by the participant’s account. Total administrative fees paid by the Plan were $438,824 for the year ended December 31, 2025.

Legislation

In December 2022, Securing a Strong Retirement Act (SECURE 2.0) was passed into law. This package of laws builds on the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019. SECURE Act 2.0 covers numerous changes to retirement provisions designed to increase retirement savings, facilitate access to retirement savings, encourage employees to save for retirement, and lower employers’ cost of offering and funding retirement savings plans. The provisions include both required and optional elements and the Plan Administrator will determine the optional provisions to elect. The United States Department of the Treasury and the Internal Revenue Service continue to issue guidance and regulations implementing provisions of SECURE 2.0. The deadline for amending plan documents has been extended to December 31, 2026,

For the year ended December 31, 2024, the Plan adopted voluntary provisions to increase the account balance threshold to $7,000 for automatic rollover for terminated participants and permitting self-certifications by the participant for financial hardship distributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Options

The Plan’s assets are invested in various investment options offered by the Trustee and in stock of the Sponsor, as directed by Participants. Participants may change their investment options at will.

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrators to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Common collective trusts: The Great Gray Collective Investment Trust and the Great Gray Collective Investment Trust II (collectively, the “Great Gray Trusts”) are common collective trusts maintained by Great Gray Trust Company LLC (“Great Gray”), the trustee. Great Gray generally determines the fair value of the Great Gray Trusts’ units each day the New York Stock Exchange is open for trading. The NAV per unit is computed based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding at the time of such computation. The Trusts have (1) no unfunded commitments, (2) a daily redemption frequency, and (3) no redemption notice period as of December 31, 2025 and 2024.

Mutual funds: Valued at the quoted net asset value ("NAV") of shares held by the Plan at year-end or the last reported sales on an active market prior to close of the Plan year. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: The Plan’s valuation methodology used to measure the fair value of common stocks was derived from quoted market prices as all of these instruments have active markets.

Brokerage account holdings: These are composed of money market funds, mutual funds, and common stocks. The valuation for these is consistent with the above mentioned items.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Net appreciation in the fair value of investments includes realized and unrealized gains (losses) on investments, and is recognized in income currently. Net unrealized gains (losses) represent the difference between the book value (which represents the prior year ending fair value, or cost if the investment was purchased during the year) and the fair value of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest are reinvested as earned.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized over the terms of the notes at the rate specified in the loan documents. As of December 31, 2025, outstanding loans totaled $4,819,519 with interest rates ranging from 4.25% to 10.25%

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

and maturity dates ranging from January 2026 to June 2052. Fees related to notes receivable from participants are recorded as administrative expenses when incurred. If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event. Notes receivable from participants are considered delinquent when payments are not made in accordance with the terms of the note and are evaluated to determine if they are in default.

Fair Value Measurements

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

Level 1 inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market date.

Level 3 inputs are unobservable and significant to the valuation methodology.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables classify the investment assets measured at fair value by level within the fair value hierarchy as of December 31, 2025 and 2024:

	Fair Value Measurement as of December 31, 2025
	Level 1	Level 2	Level 3	Fair Value as of December 31, 2025
Mutual funds	190,613,652	—	—	190,613,652
Common stock of the Sponsor	6,529,194	—	—	6,529,194
Brokerage account holdings	1,931,310	—	—	1,931,310
Investments at net assets*				7,173,057
Total Investments				206,247,213

	Fair Value Measurement as of December 31, 2024
	Level 1	Level 2	Level 3	Fair Value as of December 31, 2024
Mutual funds	148,833,883	—	—	148,833,883
Common stock of the Plan Sponsor	7,405,810	—	—	7,405,810
Brokerage account holdings	1,483,376	—	—	1,483,376
Investments, at net asset value				6,793,853
Total Investments				164,516,922

* The investment in common collective trusts are measured at fair value using the net asset value per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of assets available for benefits.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Subsequent Events

The plan administrator has evaluated subsequent events through June 18, 2026, the date the financial statements were available to be issued. No subsequent events were noted during this evaluation that require recognition or disclosure in these financial statements.

3. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2025, the Plan’s assets consisted of mutual funds issued by the Trustee and participant loans extended to participants. The Trustee is considered a party-in-interest because it manages the Plan’s assets. Participants are also considered parties-in-interest. Both of these transactions are considered exempt party-in-interest transactions.

Transactions associated with the shares of common stock of the Sponsor are also considered exempt party-in-interest transactions. As of December 31, 2025, the Plan held 50,853 shares of the Sponsor’s common stock. Total outstanding number of shares of common stock of the Sponsor as of December 31, 2025 was 211,155,322 shares.

4. RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment securities. In general, these securities are exposed to various risks, such as interest rate, market, and credit in addition to changes in economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statements of assets available for benefits.

5. INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued an opinion letter dated June 30, 2020, covering the qualification of the Plan under the appropriate sections of the Internal Revenue Code. The plan administrators believe that the Plan continues to operate in accordance with the requirements to qualify for tax-exempt status. Accordingly, no provision for income taxes is included in the accompanying financial statements.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. Plan management has concluded that as of December 31, 2025, there are no uncertain tax positions that require either recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities for tax years for which the applicable statutes of limitations have not expired. To the plan administrator’s knowledge there are currently no audits for any tax periods in progress.

Extra Space Management, Inc. 401(k) Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2025
Employer Identification Number: 87-0405300
Plan Number: 001

(a)	(b)	(c)	(e)
Party in		Description
Interest	Identity of Issue	of Investment	Current Value
*	FID 500 INDEX	Mutual Fund	26,647,592
*	FID FDM IDX 2050 PRM	Mutual Fund	18,181,936
*	FID FDM IDX 2045 PRM	Mutual Fund	18,147,172
*	FID FDM IDX 2040 PRM	Mutual Fund	17,569,213
	JPM LG CAP GROWTH R6	Mutual Fund	14,542,318
*	FID FDM IDX 2055 PRM	Mutual Fund	13,826,516
*	FID FDM IDX 2035 PRM	Mutual Fund	13,199,580
*	FID FDM IDX 2030 PRM	Mutual Fund	12,235,619
*	FID FDM IDX 2060 PRM	Mutual Fund	7,751,360
*	EXTRA SPACE STOCK	Common Stock	6,529,194
	J H ENTERPRISE N	Mutual Fund	6,125,930
*	FID BALANCED	Mutual Fund	5,716,728
*	FID FDM IDX 2025 PRM	Mutual Fund	5,606,565
	AF EUPAC FUND R6	Mutual Fund	5,274,493
	PGIM TOT RET BOND U	Common Collective Trusts	4,114,625
	JPM EQUITY INCOME R6	Mutual Fund	3,962,390
*	FID FDM IDX 2065 PRM	Mutual Fund	3,233,316
*	FID SM CAP IDX	Mutual Fund	3,173,137
	GG G RETIRE INC F35	Common Collective Trusts	3,058,433
	VICTORY S EST VAL R6	Mutual Fund	3,010,708
	CONESTOGA SM CAP IS	Mutual Fund	2,314,587
*	FID INTL INDEX	Mutual Fund	2,030,134
	BROKERAGELINK	Various	1,931,310
*	FID FDM IDX 2020 PRM	Mutual Fund	1,721,756
*	FID MID CAP IDX	Mutual Fund	1,299,278
*	FID FDM IDX 2015 PRM	Mutual Fund	966,342
	PGIM ST CORP BOND R6	Mutual Fund	949,646
	UM BEHAVIORAL VAL R6	Mutual Fund	905,370
	AF NEW WORLD R6	Mutual Fund	568,929
*	FID FRDM IDX RET PRM	Mutual Fund	553,456
	PIM COM REAL RET I	Mutual Fund	453,842
	PIMCO INCOME INST	Mutual Fund	261,624
*	FID FDM IDX 2010 PRM	Mutual Fund	257,049
*	FID FDM IDX 2070 PRM	Mutual Fund	126,533
*	FID GOVT MMKT K6	Mutual Fund	532
*	Outstanding Loan Balance ^		4,819,519
			$211,066,732
* Denotes a party-in-interest as defined by ERISA.
Note: Column (d), cost, has been omitted as all investments are participant directed
^ Loans to participants, at cost, which approximates fair value, at interest rates of 4.25% to 10.25% and maturities ranging from January 2026 to June 2052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Extra Space Management, Inc. 401(k) Plan

Date: June 18, 2026	/s/ Jeff Norman
Jeff Norman
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)